

August 30, 2012

<u>Via E-mail</u>
Patrick W. M. Imeson
Chief Executive Officer
Eastern Resources, Inc.
1610 Wynkoop Street, Suite 400
Denver, CO 80202

> **Re:** **Eastern Resources, Inc.**
> **Amendment No. 4 to**
> **Form 8-K**
> **Filed August 22, 2012**
> **File No. 000-54645**

Dear Mr. Imeson:

We have reviewed your response dated August 21, 2012 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. All page numbers below correspond to the marked version of your filing.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Security Ownership, page 75</u>

1. We note your response to our prior comment 1 and the revised disclosure in the third paragraph under "Ownership Structure," at page 13, regarding the possible change in ownership percentages if the holders of convertible debt in EGLLC were to convert their debt into membership interests in EGLLC prior to the dissolution of EGLLC. Please confirm to us that shares that could have been received within 60 days of the date of this report, as a result of debt that was convertible into EGLLC membership interests, are reflected in the beneficial

ownership table or advise. Please also add footnote disclosure accompanying the table to discuss the convertible debt in EGLLC and how it impacts beneficial ownership, if necessary. Refer to Rule 13d-3(d)(1) under the Exchange Act.

You may contact Beverly Singleton at (202) 551-3328 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Adam S. Gottbetter
        Gottbetter & Partners, LLP